Annual Report

Cover Page

Name of issuer:

Groundfloor Finance Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: GA

Date of organization: 1/28/2013

Physical address of issuer:

600 Peachtree Street NW
Ste. 810
Atlanta GA 30308

Website of issuer:

http://www.groundfloor.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

85

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$269,221,826.00	$192,996,368.00
Cash & Cash Equivalents:	$4,466,138.00	$2,641,950.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$237,393,691.00	$192,858,384.00
Long-term Debt:	$22,349,557.00	$134,865.00
Revenues/Sales:	$21,792,723.00	$11,220,099.00
Cost of Goods Sold:	$2,040,488.00	$1,363,150.00
Taxes Paid:	$0.00	$0.00
Net Income:	($5,370,918.00)	($3,948,774.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Groundfloor Finance Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Yair Goldfinger	CEO	AppCard	2022
Bruce Boehm	Professional Investor	Retired	2014
Lucas Timberlake	General Partner	Fintech Ventures Fund	2019
Brian Dally	Co-Founder	Groundfloor Finance Inc.	2013
Nick Bhargava	Co-Founder	Groundfloor Finance Inc.	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Rhonda Hills	COO	2018
Ben Sutton	SVP Finance and Strategy	2017
Chris Schmitt	CTO	2014
Brian Dally	Co-Founder / CEO	2013
Nick Bhargava	Co-Founder	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

No assurance can be given that investors will realize a return on their investments in us or that they will not lose their entire investment in our shares. In addition, the Series B3 Stock has limited rights, preferences and privileges which are substantially unlike traditionally offered shares of preferred stock. Also, holders of shares of our Series A Preferred Stock and Series Seed Preferred Stock have superior rights, preferences and privileges than those of investors in our Series B3 Stock including, but not limited to superior preemptive rights. Each prospective investor of our shares should carefully read this Offering Circular and specifically read and review the limited rights, preferences and privileges of the Series B3 Stock as more fully described in Offering Materials. ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.

We may withdraw or abandon an offering of the Series B3 Stock at any time without penalty prior to issuance. If we abandon or withdraw an offering of the Series B3 Stock, we will promptly release all funds committed to purchasing shares of Series B3 Stock, but you will not earn any interest or return on any such funds. As a result, you will not have realized any benefit from the transaction and will have lost the opportunity to use your money elsewhere.

Shares of the Series B3 Stock and the Common Stock issuable upon conversion will not be listed on any securities exchange or interdealer quotation system. There is no trading market for the Series B3 Stock, and we do not expect that such a trading market will develop in the foreseeable future, nor do we intend to offer any features on the Groundfloor Platform to facilitate or accommodate such trading. Until our shares are listed, if ever, you may not sell your shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, any investment in the Series B3 Stock and the Common Stock issuable upon conversion will be highly illiquid, and investors in the Series B3 Stock may not be able to sell or otherwise dispose of their shares in Series B3 Stock in the open market. Additionally, we currently have no redemption plan in place for the Series B3 Stock and do not expect to adopt any such redemption plans in the future. Because of the illiquid nature of the shares of Groundfloor Series B3 Stock, you should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

This is a fixed price offering, which means that the Offering Price is fixed and will not vary based on the underlying value of our assets at any time. Our Board has determined the Offering Price in its sole discretion. The Offering Price has been based on an internal valuation analysis of our Company as a whole. Although we believe the valuation to be fair as of the date it was determined, the fixed offering price established for our shares may not be supported by the current value of our Company or our assets at any particular time.

Certain investors in this offering do not have preemptive rights to any shares we issue in the future. After your purchase in this offering, our board of directors may elect to issue or sell additional shares in future public or private offerings. To the extent we issue additional shares after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value of your shares.

We have the authority to retain all of our earnings for the future operation and expansion of our business. We do not intend to make any cash distributions to holders of our Series B3 Stock or Common Stock in the foreseeable future. Investors should not expect to receive income on an ongoing basis from an investment in us.

By purchasing shares in this offering, investors agree to be bound by any arbitration provisions contained in our subscription agreement. Such arbitration provision applies to claims that may be made regarding this offering and, among other things, limits the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. The arbitration process may be less favorable to investors than court proceedings and may limit your right to engage in discovery proceedings or to appeal an adverse decision. You also waive your right to a jury trial under the subscription agreement. These provisions may have the effect of discouraging lawsuits against us and our directors and officers.

When you purchase Series B3 shares, you are required to agree to the terms of Groundfloor's Subscription Agreement and the Investors' Rights Agreement which sets forth your principal rights and obligations as an investor in Series B3 Stock.

Under the terms of the Subscription Agreement, we may require that any claims against us, including without limitation, claims alleging violations of federal securities laws by us or any of our officers or directors and claims other than in connection with this offering, be resolved through binding arbitration rather than in the courts. Notwithstanding the foregoing sentence, you may elect to opt out of the arbitration provision for all purposes by sending an arbitration opt out notice to the Company in accordance with the terms and conditions set forth in Section 8 of the Subscription Agreement. If you do not opt out of binding arbitration, Section 8 of the Subscription Agreement provides, among other things, that (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in courts, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited and potentially differs in form and scope from court proceedings; (iv) an award by an arbitrator is not required to include factual findings or legal reasoning, and your right to appeal or to seek modification of a ruling by the arbitrator is strictly limited; and (v) the arbitrator (or three arbitrator panel, if applicable) may include a minority of persons engaged in the securities industry. As a result, the arbitration process may be less favorable to investors than court proceedings and may limit your right to engage in discovery proceedings or to appeal an adverse decision. These provisions may have the effect of discouraging lawsuits against us and our directors and officers. Your agreement to the arbitration provisions in the Agreements will not waive the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

The Company believes that the arbitration provisions in the Agreements are enforceable under federal and state law. The Federal Arbitration Act ("FAA") is an act of Congress that provides for judicial facilitation of dispute resolution through arbitration and embodies a national policy favoring arbitration, providing that a written contractual provision evidencing a transaction involving interstate commerce to arbitrate a controversy "shall be valid, irrevocable, and enforceable, save upon such grounds as exist at law or in equity for the revocation of any contract." Further, the United States Supreme Court has interpreted the FAA as creating a uniform body of federal substantive law regulating the enforceability of agreements to arbitrate that applies to all contracts involving interstate commerce in both state and federal court. The arbitration provision in the Investor Agreement specifically states that it is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA.

In the event that enforceability issues arise under state law, the Company maintains its belief that the arbitration clause will be upheld. In AT&T Mobility LLC v. Concepcion, 131 S. Ct. 1740 (2011), the United State Supreme Court recognized that in order to accomplish the general purpose of the FAA to promote efficient streamlined procedures for resolving disputes, federal law has developed a preference for enforcing arbitration agreements according to their terms. Consistent with this preference, the Court has held that state laws discriminating against arbitration are preempted by the FAA because such rules stand as an obstacle to the FAA's objectives. Further, the FAA is presumed to preempt the state law selected in a general choice-of-law clause unless the contract expressly evidences the parties' intent that state arbitration law applies in place of or in addition to the FAA. As cited above, the arbitration provision in the Investor Agreement clearly sets forth the parties' intent that the FAA should apply rather than state law.

You also waive your right to a jury trial under the Subscription Agreement and the Investors' Rights Agreement. Accordingly, if you bring a claim against the Company in connection with matters arising under the Subscription Agreement and the Investors' Rights Agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and our directors and officers. Purchasers of Series B3 Stock in a secondary transaction will also be subject to the jury waiver provision in the Subscription Agreement and Investors' Rights Agreement. If a lawsuit is brought against us under the Subscription Agreement and the Investors' Rights Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement and the Investors' Rights Agreement.

While the Company believes that a contractual pre-dispute jury trial waiver is

generally enforceable, the enforceability of the jury trial waiver is not free from doubt. To the Company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. With respect to enforceability under Georgia state law, the Company acknowledges that the state courts of Georgia, which have jurisdiction over state law matters arising under the Subscription Agreement and the Investors' Rights Agreement, have upheld the minority position that contractual pre-dispute jury trial waivers are not enforceable. If the Company opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Subscription Agreement and the Investors' Rights Agreement.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Subscription Agreement and the Investors' Rights Agreement with a jury trial if you have not elected to opt out with respect to binding arbitration as set forth in Section 8 of the Subscription Agreement. No condition, stipulation or provision of the Subscription Agreement or the Investors' Rights Agreement serves as a waiver by any Investor of the Company's compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Real estate projects involve considerable risk, which may affect the Borrower's ability to make payments under its Loan and our ability to collect Loan Payments on a timely basis.

Real estate development projects are inherently risky, and the risks they involve may affect the Borrower's ability to make payments under its Loan. The risks involved in real estate development projects include the following:

- changes in the general economic climate and market conditions;
- complications involving the renovation or redevelopment of the real estate property connected to the Project;
- limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the real estate property corresponding to the Project difficult;
- unanticipated increases in real estate taxes and other operating expenses;
- environmental considerations;
- zoning laws and other governmental rules and policies; and
- uninsured losses including possible acts of terrorism or natural disasters.

The risks associated with a particular investment will also vary depending on the type of Loan being financed and the terms negotiated with Borrowers. For example:

- With Loans involving renovations, project completion may be delayed because the necessary renovations may be more extensive than first anticipated; as work progresses, more of the structure is opened up which may reveal previously unknowable defects or problems.

With new construction Loans, a fundamental default early in the term could be more detrimental to recovery, since it would leave us with a lien (on land and an incomplete structure) that could be worth less than the amount needed to provide a return to investors.

- Where acquisition (either of land or of an existing structure) is part of use of proceeds the acquisition may fall through, causing the Loan to be abandoned before closing or to be paid off early, as no principal is drawn down after closing. In addition, the purchase price of the property may increase at the time of acquisition, decreasing the remaining funds available from our Loan which could impact the Borrower's ability to complete the associated renovations or construction as contemplated.
- Permitting delays could impede a Borrower's ability to timely repay Loans involving renovations or construction.
- Borrowers may use part of the Loan Proceeds to repay an existing loan used to acquire the property. There may be delays in the original lender releasing the property from any security interest related to the earlier loan in order for us to assume the first lien position after closing the loan transaction.
- Borrowers may use part of the Loan Proceeds to offset the amount of cash or equity they otherwise would have in the project. This type of cash out refinancing may be involved in various types of Loans we originate.
- Borrowers may be advanced all or part of the Loan Proceeds before the corresponding LROs are sold. In this case, the Borrower may begin work on the Project immediately and by the time the corresponding LROs are sold, substantial work may have been completed. This would effectively reduce the amount of time the LROs may be held, as the Borrower is now closer to their proposed exit than when LROs were first offered and therefore may be able to prepay the Loan.
- There can be any number of issues with the title to a property. Although we confirm our senior lien position on properties by conducting a title search and obtaining title insurance, challenges to the enforceability of our senior position or title defects may nevertheless arise. Such defects could also result in a determination that we do not have an enforceable lien on the property. Resolution of these matters could delay our ability to foreclose on the property or pursue other collection remedies against the Borrower.

We will issue a commercial loan to the Borrower to fund the Project. The Borrower owns and controls the Project and is responsible for various management functions that are essential to the success of the Project. The Principal(s) of that borrowing entity control and operate it. Poor management on the part of the Borrower, or its Principals, could adversely affect the financial performance of the Project or expose the Project to unanticipated operating risks, which could reduce the Project cash flow and adversely affect the Borrower's ability to repay the Loan.

Groundfloor's consolidated financial statements for the period ended December 31, 2021 include a going concern note from its auditors. Groundfloor incurred a net loss for the years ending December 31, 2021 and December 31, 2020, and had an accumulated deficit of $30.2 million and $26.3 million as of December 31, 2021 and December 31, 2020, respectively. In view of these matters, Groundfloor's ability to continue as a going concern is dependent upon Groundfloor's ability to increase operations and to achieve a level of profitability. Groundfloor Finance's most recent audited financial statements also included a going concern note from its auditors due to its history of net losses.

Since its inception, Groundfloor has financed its operations through debt and equity financings. Groundfloor intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

The failure to obtain sufficient debt and equity financing and to achieve profitable operations and positive cash flows from operations could adversely affect Groundfloor's ability to achieve its business objectives and for the company to continue as a going concern.

Groundfloor Finance has incurred net losses in the past, and expects to incur net losses in the future. Groundfloor Finance's accumulated deficit was $30.2 million and $26.3 million as of December 31, 2021 and December 31, 2020, respectively. Groundfloor Finance has not been profitable since inception, and may not become profitable. In addition, Groundfloor Finance expects operating expenses to increase in the future as it expands operations. If operating expenses exceed expectations, financial performance could be adversely affected. If revenue does not grow to offset these increased expenses, Groundfloor Finance may never become profitable. In future periods, Groundfloor Finance may not have any revenue growth or revenue could decline. Failure to become profitable could impair the operations of the Groundfloor Platform by limiting access to working capital required to operate the Groundfloor Platform. If Groundfloor Finance were to become insolvent or bankrupt, this would adversely affect our ability to generate revenues and control our expenses.

Much of the information provided by Borrowers during the application and underwriting process is not independently verified, and, although Borrowers represent and warrant in the Loan Agreement as to the accuracy of such information, it may nevertheless be inaccurate or incomplete. Additionally, we rely

on data provided by third-party sources as a significant component of our underwriting process, and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business, and operating results.

Although we perform fraud checks and authenticate customer identity by analyzing data provided by external databases, we cannot assure that these checks will catch all fraud, and there is a risk that these checks could fail and fraud may occur. We may not be able to recoup funds underlying loans made in connection with inaccurate statements, omissions of fact, or fraud, in which case our revenue, operating results, and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negatively impacting our operating results, brand and reputation, and require us to take steps to reduce fraud risk, which could increase our costs and result in an adverse effect on our revenues.

Groundfloor Finance (with its affiliates) has a limited operating history. Groundfloor Finance owns and operates the Groundfloor Platform. Groundfloor Finance began originating real estate loans in Georgia through a subsidiary in November 2013 and transitioned to multi-state operations through the sale of Limited Recourse Obligations ("LROs") under a Regulation A offering in September 2015.

For Groundfloor Finance's business to be successful, the number of real estate development projects financed by Groundfloor Finance and its subsidiaries will need to increase, which will require Groundfloor Finance to increase its facilities, personnel and infrastructure to accommodate the greater servicing obligations and demands on the Groundfloor Platform. Groundfloor Finance must constantly update its software and website, expand its customer support services and retain an appropriate number of employees to maintain the operations of the Groundfloor Platform, as well as to satisfy our servicing obligations on the Loans. If Groundfloor Finance is unable to increase the capacity of the Groundfloor Platform and maintain the necessary infrastructure, this may have an adverse effect on our revenues.

Historically, Groundfloor Finance relied on debt financing to fund its start-up costs and working capital for its operations. More recently, Groundfloor Finance has relied on debt financing in connection with its loan advance program. Groundfloor Finance's obligations under these loans will reduce its available cash for re-investment and, therefore, may negatively impact its potential profitability until all amounts are repaid. In addition, since Groundfloor Finance has granted a security interest under these loans for certain assets, if Groundfloor Finance defaulted on its obligations, the secured parties could elect to foreclose on these assets and such a foreclosure would have an adverse effect on the ability of Groundfloor to operate its business.

Groundfloor Finance's substantial indebtedness may also limit its ability to borrow additional funds or obtain additional financing in the future. If Groundfloor Finance obtains additional debt financing to fund its operations or as capital for the loan advance program, a substantial portion of its operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on its operations.

Groundfloor Finance (with its affiliates) has a limited operating history. Groundfloor Finance began originating real estate loans in Georgia through a subsidiary in November 2013 and transitioned to multi-state operations through the sale of LROs under a Regulation A offering in September 2015. A limited number of our management team has experience in mortgage loan underwriting and the founders of Groundfloor Finance had no such experience at the time it began operations. If the method adopted by Groundfloor Finance for evaluating potential Projects to fund and for establishing interest rates for the corresponding Loans proves flawed, investors may not receive the expected yield on the LROs. Although the proprietary Grading Algorithm utilized by Groundfloor Finance is based upon certain quantifiable characteristics that have been developed and is primarily driven by leverage and asset value, there is no assurance that the Grading Algorithm will accurately assess the risks associated with the Borrower or the property for which the Loan is being sought.

In some situations, Groundfloor Finance or a subsidiary may elect to originate and advance funds for a Loan prior to offering the corresponding series of LROs to the public, which could involve additional risks. Although advances are typically funded from one of more lines of credit or borrowing arrangements entered into by Groundfloor Finance or one of its subsidiaries. If we elect to do so from our own operating capital, that would have the effect of reducing the amount of cash we have available for other business expenditures until the advance is repaid. The same would be the case in the event Groundfloor Finance elected to use its own operating capital to fund advances. In addition, we may be required to continue to hold and service the advanced Loans in the event we are unable to qualify the corresponding series of LROs or if the Offering of such LROs is not fully subscribed and abandoned. Furthermore, the borrowing arrangements that may be used to make the advances will require the principal to be repaid within a short period of time as well as periodic interest payments. This may negatively impact the cash flow and cash position of Groundfloor Finance, particularly if GRE 1 is not able to issue and sell the corresponding LROs on a timely basis, increasing the risk to the overall business of Groundfloor Finance and its subsidiaries, including a potentially adverse effect on our revenues.

At this early stage in its development, Groundfloor has funded substantially all of its operations with proceeds from private financings from individual investors and venture capital firms. We rely on Groundfloor Finance to operate the Groundfloor Platform, facilitate due diligence and underwriting reviews, coordinate payment to and from investors and developers through the use of various funding accounts, manage Loan advances and to administer, service and collect on the Loans we fund through the offer and sale of LROs. As manager, Groundfloor Finance is also responsible for our day to day operations. To continue the development of its business, Groundfloor Finance will require substantial additional funds. To meet its financing requirements in the future, Groundfloor Finance may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict Groundfloor Finance's business activities and options. Additional funding may not be available to Groundfloor Finance on favorable terms, or at all. If Groundfloor Finance is unable to obtain additional funds, it may be forced to reduce or terminate our operations.

If the Borrower is unable to repay its obligations under the Loan, we may foreclose on the real estate property. Although we will seek out purchasers for the property, we may have to take an active role in the management of the Project. Prospective investors should consider that we and very few members of our management have previously managed real estate development projects. No assurances can be given that we can operate the Project profitably.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series B-3	230000	52265	Yes
Common	6000000	2594169	Yes
Series B-2	243348	189270	Yes
Series B Preferred	441940	441940	Yes
Series A Preferred	747385	747373	Yes
Series Seed Preferred	568796	554038	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	62324
Options:	950000

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	11/29/21
Amount	$3,738,830.00
Interest rate	12.0% per annum
Discount rate	10.0%
Maturity date	08/24/23

Original principal of $5,000,000, current principal is $3,738,830.39 as of 8/8/22.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material

terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2019	Regulation D, Rule 506(b)	Convertible Note	$3,607,000	General operations
3/2020	Regulation A+	Common stock	$538,720	General operations
8/2021	Regulation A+	Preferred stock	$7,232,275	General operations
11/2021	Regulation D, Rule 506(b)	Convertible Note	$3,738,830	General operations
2/2022	Regulation D, Rule 506(b)	Preferred stock	$5,833,201	General operations
4/2022	Regulation D, Rule 506(b)	Common stock	$1,499,231	General operations
3/2023	Regulation D, Rule 506(b)	Common stock	$1,300,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Short-term, high-yield real estate debt investments for everyone.

Groundfloor offers short-term, high-yield real estate debt investments to the general public. We believe that everyone should have the freedom to invest on their own terms.

A trusted brand that serves millions of investors in global markets with over $10 billion in assets under management and $1.0 billion in annual revenue.

Milestones

Groundfloor Finance Inc. was incorporated in the State of Georgia in January 2013.

Since then, we have:

- First and only company qualified by the SEC to issue payment-dependent real estate notes
- Our platform makes investing safe, easy, and predictable – with no fees, ever
- Short-term, high-yield investments that average a 10% annual return
- Nearly 200,000 users and growing quickly
- Over $1.0 billion invested on the platform to date
- Winner of over two dozen industry and innovation awards
- Annual revenue CAGR of 62% since 2018, on track to grow from $14.1m in 2021 to $23.1m in 2022

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $21,792,723 compared to the year ended December 31, 2021, when the Company had revenues of $11,220,099. Our gross margin was 90.6% in fiscal year 2022, compared to 87.8% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $269,221,826, including $4,466,138 in cash. As of December 31, 2021, the Company had $192,996,368 in total assets, including $2,641,950 in cash.
- *Net Loss*. The Company has had net losses of $5,370,918 and net losses of $3,948,774 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $259,743,248 for the fiscal year ended December 31, 2022 and $192,993,249 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $33,515,696 in equity and $10,695,830 in convertibles.

Our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Groundfloor Finance Inc. cash in hand is $4,509,524, as of March 2023. Over the last three months, revenues have averaged $2,101,673/month, cost of goods sold has averaged $282,820/month, and operational expenses have averaged $2,090,780/month, for an average burn rate of $271,927 per month. Our intent is to be profitable in 3 months.

There have been no material changes or trends to our finances or operations during the first quarter of 2023.

Over the next 3-6 months, we expect revenues to range between $6-8m and spending between $6-8m. Spending growth is driven by investments in customer acquisition and headcount growth across software, marketing, and product.

The core operating business has been profitable for over 24 months. Our profit is

absorbed by investments to acquire investors, to enhance and improve our technology, and to continue developing new products and product features. Our decision to achieve profitability will be driven by runway and ability to afford growth investment. We believe we can achieve consistent and sustainable company level profitability within 3 months, if we decided to do so.

We have raised $1.3m in capital in the first quarter of 2023 and have more cash on hand that we did at December 31, 2022. Our core operating business is profitable at current revenue levels. Our cash burn is a result of significant investment in product development and customer research within our Software and Product Departments. Additionally, we choose to burn more capital through investor acquisition. Our investor acquisition costs today fuel our ability to grow 12 months from now. We will manage our spending decisions based on our revenue levels and runway timing.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Nick Bhargava, certify that:

(1) the financial statements of Groundfloor Finance Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Groundfloor Finance Inc. included in this Form reflects accurately the information reported on the tax return for Groundfloor Finance Inc. filed for the most recently completed fiscal year.

Nick Bhargava
Co-Founder

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.groundfloor.us/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Ben Sutton

Brian Dally
Bruce Boehm
Chris Schmitt
Lucas Timberlake
Nick Bhargava
Rhonda Hills
Yair Goldfinger

Appendix E: Supporting Documents

GFI_-_Fifth_Amended_and_Restated_Articles_of_Restatement__v3_.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Groundfloor Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Ben Sutton
- Brian Dally
- Bruce Boehm
- Chris Schmitt
- Lucas Timberlake
- Nick Bhargava
- Rhonda Hills
- Yair Goldfinger

Appendix E: Supporting Documents

- GFI_-_Fifth_Amended_and_Restated_Articles_of_Restatement__v3_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Groundfloor Finance Inc.

By

Nick Bhargava

Co-Founder & EVP Regulatory Affairs

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Brian Dally
Co-Founder & CEO
4/20/2023

Lucas Timberlake
Director
4/20/2023

Benjamin Sutton
SVP Finance
4/20/2023

Nick Bhargava
Co-Founder & EVP Regulatory Affairs
4/20/2023